Mail Stop 3561

June 15, 2007

Rina E. Teran, Esq.
Associate General Counsel and Corporate Secretary
Centerplate, Inc.
300 First Stamford Place
Stamford, Connecticut 06902

       Re: **Centerplate, Inc.**
              Amendment No. 2 to Registration Statement on Form S-3
              Filed May 29, 2007
              File No. 333-141551

Dear Ms. Teran:

       We have reviewed your responses to the comments in our letter dated May 18, 2007 and have the following additional comments.

Registration Statement on Form S-3

What payments can I expect to receive?, page 4

1. Please include here the information that the dividends in 2005 and 2006 were classified as "return of capital" for tax purposes and that at least a portion of your dividends will be treated similarly "for the foreseeable future."

Because of seasonal and other variations in our cash flow, page 20

2. Since the two year period 2005-2006 was a period of return of capital, we recommend revising the heading to more accurately reflect your results and use of borrowing to pay dividends.

Selling Securityholders, page 41

3. We note your response to prior comment 8 and reissue. Given the structure of the transaction, please disclose here that each of the selling security holders "is" a statutory underwriter of the IDS.

Exhibit 5.3

4. Please revise the first sentence of the first full paragraph on page 5 of your opinion to insert the words "other than the Corporation" after "Indenture."

Exhibit 8.1

5. Please remove the full paragraph on page 6 as the opinion should not contain such a limitation on use.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Stickel at (202) 551-3324 with any questions. If you need further assistance, you may contact me at (202) 551-3750.

Regards,

Max A. Webb
Assistant Director

cc: Via Facsimile (212) 308-0132
Bonnie J. Roe
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue
New York, New York 10022